UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 9, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement    is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the first regular meeting (the “Meeting”) of the board of directors (the “Board”) in 2018 was held in Shanghai International Airport Hotel on 8 February 2018.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman of the Company, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company (the “Directors”), Yuan Jun, the employee representative Director, and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non- executive Directors, participated in the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE RELEVANT AGREEMENTS IN RELATION TO THE CONTRACTUAL OPERATION OF THE BELLYHOLD SPACE OF PASSENGER AIRCRAFT OF THE COMPANY AND THE TRANSACTIONS CONTEMPLATED THEREUNDER

1.	Agreed the resolution regarding the contractual operation of the bellyhold space of passenger aircraft between the Company and China Cargo Airlines Co., Limited (“China Cargo Airlines”) and agreed to sign “The agreement regarding the contractual operation of the bellyhold space of passenger aircraft of China Eastern Airlines Corporation Limited by China Cargo Airlines Co., Limited” and “The agreement regarding the operating expenses of the bellyhold space of passenger aircraft of China Eastern Airlines Corporation Limited under contractual operation by China Cargo Airlines Co., Limited” between the Company and China Cargo Airlines, and to commence the transactions contemplated thereunder; the Board agreed the critical evaluation references of the evaluation, critical evaluation parameters such as the calculation model and the evaluation conclusion. Such evaluation references, evaluation parameters and evaluation conclusion were reasonable. The evaluation was made after appropriate and careful enquiries;

2.	Agreed to submit the resolution to the latest general meeting of the Company for consideration and approval;

3.	The president of the Company is granted the authority to be in charge of the detailed implementation of the work, including the signing of supplement agreement between the Company and its relevant subsidiaries or China Cargo Airlines regarding the specific issues of implementation of the relevant subsidiaries of the Company.

As the resolution is a resolution relating to connection transactions, connected Directors (Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing, Mr. Tian Liuwen and Mr. Yuan Jun) have abstained from voting.

The voting Directors, including independent non-executive Directors, considered that: this resolution relating to connection transactions is on normal commercial terms in the ordinary course of business of the Company and is in the interest of the Company and all shareholders of the Company as a whole, it is fair and reasonable to the shareholders of the Company.

Upon the Company having signed the relevant agreements in relation to the contractual operation of the bellyhold space of passenger aircraft, the Company will further comply with disclosure obligation in accordance with the listing rules of its places of listing.

II.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE CAPS FOR 2018 AND 2019 FOR THE ONGOING ORDINARY AND USUAL CONNECTED TRANSACTIONS IN RELATION TO THE CONTRACTUAL OPERATION OF THE BELLYHOLD SPACE OF PASSENGER AIRCRAFT OF THE COMPANY

1.	Agreed the annual caps for 2018 and 2019 for the ongoing ordinary and usual connected transactions in relation to the contractual operation of the bellyhold space of passenger aircraft between the Company and China Cargo Airlines. The annual caps for the operating revenue of the contractual operation of the bellyhold space of passenger aircraft of the Company in 2018 and 2019 shall be RMB3 billion and RMB4 billion respectively, and the annual caps for the operating expenses of the bellyhold space of passenger aircraft of the Company in 2018 and 2019 shall be RMB265 million and RMB353 million respectively;

2.	Agreed to submit the resolution to the latest general meeting of the Company for consideration and approval;

3.	The president of the Company is granted the authority to be in charge of the detailed implementation of the work.

As the resolution is a resolution relating to connection transactions, connected Directors (Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin,Mr. Gu Jiadan, Mr. Tang Bing, Mr. Tian Liuwen and Mr. Yuan Jun) have abstained from voting.

The voting Directors, including independent non-executive Directors, considered that: this resolution relating to connection transactions is on normal commercial terms in the ordinary course of business of the Company and is in the interest of the Company and all shareholders of the Company as a whole, it is fair and reasonable to the shareholders of the Company.

III.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE REGISTRATION OF THE NEW DFI (DEBT FINANCING INSTRUMENTS) OF THE COMPANY

1.	Agreed to continue to apply to the National Association of Financial Market Institutional Investors for the qualification of new issuance of DFI. The type of issue includes debt financing instruments such as super short-term commercial papers, short-term commercial papers, medium term notes and perpetual notes. The issue shall not exceed RMB120 billion (the balance) with a term of two years, which can be issued on revolving basis;

2.	Agreed to authorize the president of the Company to be in charge of the detailed measures of the issuance of DFI regarding all matters in related to the issue, such as (including but not limited to) confirming the actual issue amount, interest rate or the ways of confirmation, time of issue, duration of term, rating arrangements, use of raised funds and underwriting arrangements.

If the Company completes the registration with the National Association of Financial Market Institutional Investors within the term of the general mandate of the issuance of bonds of the Company at the general meeting in 2016 (“2016 Mandate”), the Company shall complete the issue matters of the aforementioned debt financing instruments within the term of registration.

If the Company fails to complete the registration within the term of 2016 Mandate, subject to the approval of the resolution regarding the general mandate of the issuance of bonds of the Company at the general meeting in 2017, the Company shall still be authorized to register with the National Association of Financial Market Institutional Investors in respect of the issue of debt financing instruments stated in this resolution, and shall complete the issue of the aforementioned debt financing instruments within the term of registration.

IV.	CONSIDERED AND APPROVED THE RESOLUTION FOR THE CONVENING OF THE 2018 SECOND EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Agreed the Company to convene the 2018 second extraordinary general meeting and authorize the chairman or vice chairman of the Company to issue the notice of 2018 second extraordinary general meeting of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 8 February 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).